SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             _____________________


                                   FORM 11-K

                                 ANNUAL REPORT


                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                             _____________________


      [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934.

                For the fiscal year ended December 31, 1996

                                      OR

      [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934.

                For the transition period from _______ to ______


                         Commission file number 1-7981



                            Full title of the Plan:

              AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN



        Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                         AMERICAN GENERAL CORPORATION
                              2929 Allen Parkway
                             Houston, Texas  77019

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

DECEMBER 31, 1996



Audited Financial Statements

   Report of Independent Auditors ........................................   1
   Statements of Net Assets Available for Benefits .......................   2
   Statements of Changes in Net Assets Available for Benefits ............   3
   Notes to Financial Statements .........................................   4


Schedules

   Assets Held for Investment ............................................   9
   Reportable Transactions ...............................................  10


Signature Page ...........................................................  11


Appendix:  Consent of Independent Auditors ...............................  13

                                       Report of Independent Auditors



Administrative Board
American General Agents' and Managers' Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the American General Agents' and Managers' Thrift Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1996 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                             ERNST & YOUNG LLP

Houston, Texas
June 3, 1997

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AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31,



In thousands, except share amounts

                                                             1996        1995
Assets
  Investments
    American General Corporation common stock
      (1,849,095 shares in 1996 and 1,866,522 shares
      in 1995) ......................................      $75,582     $65,095
    Short-term investments ..........................          468         630
      Total investments .............................       76,050      65,725
  Receivables .......................................            6           7
        Total assets ................................       76,056      65,732

Liabilities
  Payables
    Forfeitures .....................................           48          81
    Other ...........................................            7          23
        Total liabilities ...........................           55         104

Net assets available for benefits ...................      $76,001     $65,628















The accompanying notes are an integral part of these financial statements.

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AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31,



In thousands, except share amounts

                                                           1996          1995
Additions to net assets
  Investment income
    Dividends ......................................     $ 2,440       $ 2,248
    Interest .......................................          16            16
    Net appreciation in fair value of common stock .      11,064        11,955
      Total investment income ......................      13,520        14,219
  Contributions
    Company's ......................................         835         1,031
    Participants' ..................................       4,334         5,291
      Total contributions ..........................       5,169         6,322

        Total additions ............................      18,689        20,541

Deductions from net assets
  Benefits
    American General Corporation common stock
      (60,182 shares in 1996 and 46,318 shares
      in 1995) .....................................       2,207         1,486
    Cash ...........................................       5,917         3,862
  Forfeitures ......................................         192           197
        Total deductions ...........................       8,316         5,545

        Net increase ...............................      10,373        14,996

Net assets available for benefits
  Beginning of year ................................      65,628        50,632

  End of year ......................................     $76,001       $65,628



The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

The American General Agents' and Managers' Thrift Plan (the Plan) financial statements are prepared in conformity with generally accepted accounting principles.

Investments in American General Corporation (American General) common stock are reported at fair value based on published market prices. Short-term investments are reported at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded as income on ex-dividend dates, and interest income is recorded using the accrual method of accounting.

Contributions are recorded as additions to net assets on the date the contributions become payable to the Plan.

Benefits paid to participants are recorded upon distribution at the market value of the assets distributed.

The preparation of financial statements requires management to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities, (2) disclosures of contingent assets and liabilities, and (3) the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform with current year presentation.

NOTE B--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, sponsored by American General, is a defined contribution plan currently offered to eligible agents and managers (sales employees) of American General Life and Accident Insurance Company (the Company), a wholly owned subsidiary of American General, who have completed one year of service. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The cost of administering the Plan is paid by American General and the Company.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

NOTE B--DESCRIPTION OF THE PLAN--Continued

Investments

The Plan's investments are held in a bank-administered trust fund. The Plan's funds are invested in shares of American General common stock. Funds which have not yet been used to purchase American General common stock are temporarily invested in short-term investments. Income from these short-term investments is allocated to Plan participants based on current contributions.

Contributions

Sales employees who elect to participate contribute, on a pretax basis, a basic amount equal to three percent of base pay. Participants may also make additional pretax contributions in an amount ranging from one to nine percent of base pay, subject to the contribution limitations discussed below. The Company contributes an amount equal to one-third of the basic contribution.

Participants may change their contribution percentage two times each year effective on the first day of the first pay period of the month following the change.

Contribution Limitations

For 1996 and 1995, the total amount of participant pretax contributions is limited to $9,500 and $9,240, respectively. Additionally, the total amount of annual participant and Company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $30,000. During 1996 and 1995, the total amount of base pay that can be used in determining contributions under the Plan is $150,000.

ERISA and the IRC provide that qualified plans cannot discriminate in favor of highly compensated individuals. Certain highly compensated individuals may be required to receive refunds of any contributions in excess of the IRC Sections 401(k) and (m) limits and all earnings attributable to such contributions. Highly compensated individuals are not allowed to make additional contributions if such contributions will adversely affect the Plan's nondiscrimination test under Sections 401(k) and (m). In 1996 and 1995, no refunds of contributions were necessary to comply with these laws.

Participant Accounts

Each participant's account is credited with the participant's and Company's contributions and an allocation of Plan earnings. Allocations of Plan earn-ings are based on participants' account balances.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

NOTE B--DESCRIPTION OF THE PLAN--Continued

Vesting

Participants  are immediately vested in  their contributions plus the earnings
thereon.   Participants become  100 percent vested  in the remainder  of their account after five years of service (as defined in the Plan document).

Payment of Benefits

Upon termination of service, and if consented to by the participant (required only if the total value, both vested and nonvested, of the account exceeds $3,500 and the participant is under age 65), a participant will receive a distribution equal to the vested value of his or her account. A minimum distribution must be made after a participant reaches age 70-1/2, regardless of whether service has been terminated.

Forfeitures

Participants terminating employment forfeit their nonvested interest in Company contributions on the earlier of (1) the distribution of the entire nonforfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce future Company contributions.

Participants who terminate and are reemployed with the Company before incurring five consecutive one-year breaks in service are entitled to their nonvested or forfeited amounts subject to certain provisions as stated in the Plan document.

Plan Members

At December 31, 1996, 2,217 active sales employees were contributing to the Plan.


NOTE C--PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to withdraw from the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

NOTE D--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefits processed and approved for payment, but not paid as of December 31, are recorded on Form 5500 but not in the financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

  At December 31,

  In thousands
                                                          1996          1995
  Net assets available for benefits per the
    financial statements ...........................    $76,001       $65,628
  Benefits payable to withdrawing participants .....       (812)         (397)
    Net assets available for benefits per
      Form 5500 ....................................    $75,189       $65,231



The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

  In thousands
                                                             Year Ended
                                                          December 31, 1996

  Benefits paid to participants per the financial
    statements
      American General Corporation common stock ....            $2,207
      Cash .........................................             5,917
        Total benefits paid to participants per the
          financial statements .....................             8,124
  Benefits payable to withdrawing participants
    at year end ....................................               812
  Benefits payable to withdrawing participants
    at beginning of year ...........................              (397)

      Benefits paid to participants per Form 5500 ..            $8,539

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

NOTE E--FEDERAL INCOME TAXES

Based on a favorable determination letter dated August 3, 1995, the Internal Revenue Service has ruled that the Plan, as restated and amended, is qualified under Section 401(a) of the IRC and, therefore, exempt under Section 501(a) from federal income taxes. The Plan has been amended since receiving the determination letter (see Note F). However, the Plan's administrators believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE F--SUBSEQUENT EVENT

Effective January 1, 1997, the Plan was restated and amended. The amendments include an increased range of additional participant contributions from nine percent, as discussed in Note B, to thirteen percent. Participants may change their contribution percentage at anytime during the year, effective on the first day of the first pay period of the month following the change. In addition, participants can direct the investment of their employee contributions into six new funds: 1) The Templeton Foreign Fund (International Fund), 2) Putnam OTC & Emerging Growth Fund (Small-Cap Fund),
3)  American General  Series Portfolio  Company  (AGSPC) Growth  Fund (Mid-Cap
Fund), 4) AGSPC Stock Index Fund (Equity Index Fund), 5) Vanguard Fixed Income Securities Fund - Long-Term Corporate Portfolio (Bond Fund), and 6) a deposit administration group annuity contract (Cash Fund). Participants age 60 or older can direct the investment of their employer matching contributions into any of the available funds. The amendments also include participant loan provisions and the acceptance of rollover contributions from other qualified plans.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

ASSETS HELD FOR INVESTMENT

AT DECEMBER 31, 1996


In thousands, except share amounts

                                                                        Fair
     Issuer                       Description                Cost       Value

American General           1,849,095 shares of common      $43,524     $75,582
  Corporation*               stock

State Street Bank          Short-term investments in
 & Trust Company*            money-market fund                 468         468

                                                           $43,992     $76,050



*Party in interest

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

REPORTABLE TRANSACTIONS (A)

FOR THE YEAR ENDED DECEMBER 31, 1996


In thousands, except share amounts and transaction counts


                                                                  Amount of
  Party Involved                    Description                  Transaction

State Street Bank       Purchases of short-term investments         $7,256
  & Trust Company         in 67 transactions

State Street Bank       Sales or maturities of short-term            7,418
  & Trust Company         investments in 50 transactions

(B)                     Purchases of 141,308 shares of               5,131
                          American General Corporation common
                          stock in 20 transactions

(B)                     Sales of 98,553 shares of American           3,486
                          General Corporation common stock
                          in 11 transactions at a gain of
                          $1,298

(B)                     Distributions of 60,182 shares of            2,207
                          American General Corporation common
                          stock to various individuals who
                          withdrew from or terminated
                          participation in the Plan in 17
                          transactions at a gain of $1,169




(A) Reportable transactions are transactions or series of transactions in excess of five percent of the current value of Plan assets at the beginning of the year and are defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations.

(B)   Parties  involved are not presented, as  permitted by Section 2520.103-6
      (d)(1)(i) of the Department of Labor's Rules and Regulations.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the American General Agents' and Managers' Thrift Plan Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                                AMERICAN GENERAL AGENTS' AND
                                                MANAGERS' THRIFT PLAN





June 24, 1997                                   CARL J. SANTILLO
                                                Carl J. Santillo, Member of
                                                the Administrative Board

                                   Appendix

                        Consent of Independent Auditors




We consent to the incorporation by reference in the Registration Statements (Nos. 33-39201 and 333-13401) pertaining to the American General Agents' and Managers' Thrift Plan of our report dated June 3, 1997, with respect to the financial statements and schedules of the American General Agents' and Managers' Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.



                                                             ERNST & YOUNG LLP



Houston, Texas
June 23, 1997

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